Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

IHS and Markit

May 17, 2016
06:10 AM EDT

Manav Patnaik:	Very excited to have IHS CEO and Chairman, Jerre Stead with us, and then Lance Uggla, who is the Markit CEO, and headquarter (inaudible). So, thank you both for your time, appreciate it. We have a lot to get through, obviously, so I'll go right with it.

But, just as a framework, and maybe you can give both your perspectives, clearly the discussion began as a potential commercial partnership, which I think all of us tend to understand. Maybe you can help us understand how that stemmed from commercial into the merger, which I think financially we all appreciate and understand, but strategically I think we're still struggling a bit. So, maybe you can just help us in that background in your discussions, and we'll get into the numbers and stuff later, as well.

Jerre Stead:	Well, that's great. I'll start, and Lance will pick up for sure. Just for quick background, I actually first started talking to Lance about four years ago when he was getting ready to take Markit public, and we exchanged a lot on calls, but had never met till December 4th of last year. We were brought together actually by the CEO of General Atlantic, who had been a very successful investor in both of us. And we sat down and talked at that breakfast an hour and a half, maybe, and started exactly as you said, Manav. And by the time we left the breakfast, we said let's get back together and talk more, because we could see, one, culture was a great fit, potential was more than we'd expected.

So, coincidentally, Lance was off on a holiday, and I was, too. I was in the Mediterranean, and you were--.

Lance Uggla:	--Caribbean.

Jerre Stead:	Caribbean. So, we talked for about an hour and a half or two hours every day for 10 days. By the time we got done there, we said there's much more here than we ever expected, including the ability to scale up all the way around.

So, we then moved. The next meeting we had was with our CFOs and our General Counsel, saying okay, let's figure out what we can do together. And we'd made the decision then that the next big meeting would be when we brought our top 20 together and how much was the synergies going to be from a revenue standpoint. That kind of sealed the deal for us, and then we said we wanted to nail it quick.

Lance Uggla:	Okay. So, I guess the first thing that comes to mind when you think about these two companies, is you think energy and transportation, financial markets. That doesn't make any sense. That's got to be a conglomerate, one plus one equals 2.1 or 1.9, or whatever the conglomerates get.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

But, I guess if you step away from that and you think about two information companies coming together, you start thinking about things quite differently. And if I take a credit agra (ph) call, or I take a Citadel, or I take a Shell, and you think about the information these companies have, they have information from the energy markets and resource markets, from the transportation sectors, credit spreads, dividend forecasts, a whole bunch of information that lets you do something whether you're a corporate, government, or a financial market participant. You like to price things. You like to look at factors and benchmarks and indices. You like to value assets. You like to use news and research, analytics and predictive analytics to set strategy or policy if you're a corporate or government, but you also on the financial market side would want to use that same content to buy things, help people buy things, help people sell things.

And so, when we got to the foundation of the content of these combined companies, and then looked at how that gets monetized through the various customer sections, which are completely unique for us -- we have very little overlapping content, none, and very little overlapping customer sets. So, when you start to look at and model out the addressable markets for content using available technology to our customers, we could see -- continue to expand the products that we have today through our current strategy, but also looking to leverage that content across those customer sets. And that became very apparent early on.

And when we brought our teams together, right up until today, there's excitement every day about what's that new opportunity set. And when I look at the $100 million we laid out, that's really our low-hanging fruit. That's not our vision for the Company. It's what are the things that both companies do today that they can continue to do tomorrow, but together get additional revenue.

So, if you take HIS content, and again, you can bucket it into energy and transportation, maritime, chemicals, defense, economic and political risk, that's really good content. It's unique, and it's available. You take the market index franchise. It's already built. It has $103 billion of ETFs against it, $13 billion of growth just in the last quarter, earning three to five basis points. And you go how does an index franchise make money? It takes content, sometimes unique, at least manufactured, but if it's unique, it's even better. And it overlays that on credit or equity indices, and looks to create some form of smart data that a Black Rock or Vanguard or somebody can create an index or an ETF family.

And so, we already do that. We already do index overlay every day with a whole variety of data sets, including data that comes from the various sectors that IHS is in. So, our view of that $20 million, that's really low-hanging fruit. It's just taking content that's available, putting it together with an index franchise that's already built and already has its full customer set, its IOSCO guidelines and principles and administrative functions that meet regulatory hurdles, and put those together and let them do what they do. So, that's $20 million. We think that's a low-hanging fruit that you should be able to tee up to.

The second one is, is IHS has always wanted to participate further with financial market participants. But, when your pedigree as a company is corporates and government, sometimes it's harder to accelerate your moves into the financial markets completely organically. But, IHS is already doing that, and 4% or 5% of their revenue today with about 25 salespeople are pushing products, like IHS Vantage and Mint and Global View, into the financial market participants.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

We have hundreds of salespeople and a full account management structure. It doesn't mean that the credit sales guy, or the loan sales guy, or the analytics salesperson in Markit is going to sell that. But, guess what? In Markit, the analytics guy doesn't sell loan prices, either. We have specialists that are commission-generated salespeople that sell each other's products, but it's the account managers that are in Citadel and they say, are you active in the transportation or energy sector? Would you be interested in looking at unique maritime data, and who do we talk to?

That's what an account manager does, brings the salespeople in. We can leverage that. That's $40 million of built products that are already selling. These are not products that aren't being sold. They're already being sold to a much expanded universe of relationships. I think that's the low-hanging fruit.

And then, the final one is, is where we have Markit products which might seem less obvious, because most of the customers of IHS, the 50,000 in corporates and 150 governments, and we've done a lot of analysis on the customer sets. That to me, when Jerre and I really dug into it, that's where we really started to feel the growth potential and the diversity of that growth. And it was our products going the other way. Now, it's not -- we're not going to sell a bunch of credit spreads, leverage loan prices, financial risk management software to any of those customers.

So, you might say, what do they have to sell? But, we actually have something called managed services in Markit, which is a very fast-growing segment for us. And we do four things that are interested to any government, any corporate. They're digital, so all the digital transformation that's needed today, whether it's to iPad, Android, whether it's robotic analysis, whether it's online advertising and smart text, we do a whole bunch of things that is very applicable digitally to corporate. Bit longer-term, not as low-hanging fruit.

Second one is, is we do the -- we have a tax utility, very focused on banks for the collection of tax, W-8s, W-9s, and we have this very fast-growing tax utility. We already have sold to Tesla, Boeing, Microsoft, just to name a few, have come to us and said can we use your tax utility you've created for banks. We don't market. That's just incoming calls. But, the fact is, is those corporates need to fill out W-8s, W-9s, and we have a full outsource tax utility where we take the liability of that collection and the documentation and reporting of it. And that's something that, again, it's easy to leverage. It's already built.

Third thing we have is we have a KYC product in the financial market, which is the collection of documents from asset managers and people like yourselves in this room. When you want to trade with Barclays Bank, you need to have documentation that allows you to open an account and start to trade for every entity in your universe of entities.

So, like, a PIMCO has 20,000 entities. They all need to KYCd. So, they put the documents on our platform. We let banks and counterparts buy them. But, guess what? Half the bank's customers are corporates, and we don't have a natural access to corporates to collect those documents. But again, these shared services, large addressable markets, lots of revenue, accelerated in the combination. KY3P, which is vendor due diligence, again managed service, same thing.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

So, for us, that $100 million was quite low-hanging fruit, and we also have vision beyond that for things that'll take longer for us to own. But, one thing I really like is in the energy space. You look at energy and IHS, and you go that's a really tough market right now, and one where revenue's under pressure. But, think about you folks in this room in the -- if you have any relationships around private equity, we have 150 big private equity customers in Markit.

Guess where all the money's coming to be invested right now? Energy. Energy is the place where billions of funds are being accumulated on the depth of the private equity firms, Blackstones, the KKRs, the GAs, the Temaseks, CPPs, that are looking to put real money to work, and they need the tools, information, and capabilities of HIS delivered.

There's no reason why IHS Markit shouldn't own the energy market for financial market participants in three to five years. That has to be something you go after, because we've got the content, got the tools. We know -- we've got smart people in both firms, and there we can invest in our future. And that's exciting, too. And those are the ones that you might not want to give us credit today, but the $100 million, I think that's in our palms to take, and we plan to do that.

Jerre Stead:	And I'd add two things to that, because strategically we've always thought of ourselves as very good in information insight and analytics. In fact, if you go back and look last October's Investor Day, we said about 20% of our revenue was analytics, and we wanted to get it to 50% or north. The skill sets of the two companies are very complementary. It'll let us do things much of what Lance just described, really, are predictive analytics. So, that's a huge shift for us. Nobody does that.

Is that a good start?

Manav Patnaik:	So, yes, that's a great start. Thank you. And by the way, this is their first public experience together since the deal, so that was a helpful background. I want to touch on a lot of that later, as well. But, maybe, Jerre, just to touch on a little bit more of what you said, the four years before when you met Lance, and then you had sort of conversations with him, I think the impression a lot of us have on the outside is clearly that it was a great breakfast. You had some nice warm weather, and you had two--.

Jerre Stead:	--And we didn't do any (inaudible).

Manav Patnaik:	Yes, and you had two solid CFOs who got the deal done in a matter of months, right?

Jerre Stead:	No, no, weeks.

Manav Patnaik:	But maybe -- weeks, okay, even weeks, so even shorter.

Jerre Stead:	Month is forever. That's okay.

Manav Patnaik:	So, the question is, like most of the deals you've done in the past, and even Lance, you've talked about this, it's, like, sort of relationship building, following the Company for three, four, five years versus three, four, five weeks. So, maybe what we're missing is those conversations for four years.

Jerre Stead:	Well, I had followed the Company for four years.

Manav Patnaik:	Okay.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

Jerre Stead:	Actually in great depth, because again, the guy that was the CEO of General Atlantic at the time had called me and said talk to this guy, Lance. He's going to take the Company public, told me what it was, and he said give counsel, Lance, with experience base you've got. We even talked a few times, always in the car, when you were in between the road show.

So, I followed the Company very carefully. We just -- if you go back, you'd find last July at our strategic plan for the Board at IHS, we had said one of the -- the biggest single opportunity we had was twofold. One is increase our penetration into the financial community, because we'd finally put products together that we could , and two -- and that's actually when we set up, yes, CM, the financial Corporate Marketing group that Lance was talking about, 25 people focused on that.

Two, we said we wanted to get ourselves in a much better balance. Last time energy went down was 2008, 2009. We were 52% of our revenue. If you remember, I said we'd get it down under 35%, which we did this time. What this does is give us incredible stability.

If you looked at the three global markets together, that will take -- energy will cycle again. The good news is it's probably close to the bottom now, and as you know, that means second half 2017 we'll see the organic growth as we track the sales. But, what it'll do is give us a better balance than we've ever had before. So, we talked at length about that at the strategic plan last year (ph).

Manav Patnaik:	Got it. So, just on that, on the financial segment, I mean, clearly we weren't privy to those Board meetings, but I think historically if I recall, sort of the IHS strategy had been to (inaudible) the cap-intensive industries where financial sort of was probably on the list, but low down the order. And the other area where I think financial didn't make sense at that point, at least for you, is the competitive nature of the Bloomberg (ph) threat, the competition out there. So, I guess what changed, is where I'm trying to get at.

Jerre Stead:	Let's go back to Vantage. That was a direct attack against Wood-Mack into, where, financial community. That's where we had to move. And those products -- it's a great question, Manav -- those products that Lance was talking about? Those were all to get into that world.

I would also tell you a couple of our Board members, one former Board member, Michael Klein (ph), had been pushing us for six years to make that move, because what Lance said is true. We had all the information and insight to provide indices for the future. So, that was the driver.

And your question's a great one, because what it does do is complement -- and we'll stay right there -- it complements the large, highly capital investment organizations worldwide, but it lets us neutralize using the ups and downs, using all of the insight and information we had, moving it into the analytics Lance was talking about. So, great question, but it wasn't just a Eureka. It was a long time coming.

Lance Uggla:	Can I add a piece to that?

Manav Patnaik:	Yes, sure.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

Lance Uggla:	Yes. I guess when I hear that, because that's probably where I think a lot of people start, you say IHS strategy, capital-intensive industries. And then, you go finance. You think about the financial markets are a huge distribution engine for content. And if you think about the agricultural age with land, and land was the power, today with customers' information, this is the information age, content is powerful. And capital-intensive industries produce a lot of content, rare content that can be used not just in research analysis, analytics, predictive analytics, to do strategy in a corporate or a policy in a government, but to -- in a financial market participant, it's again going back to what I said earlier, pricing, valuing, indices, benchmarks, things that are decision-making based on that capital-intensive industry content set, but making those decisions which are generally shorter-term in nature, because you're buying or selling an asset. You're trading something.

Take all of you in the room today. In your funds, does anybody have a fixed income index product, or does anybody look at the equity indices of any of the major equity indices? Take automotive as a percentage of those indices. 10%, 15%, 17% of a big index could be auto-related, another 5%, 10%, energy-related. It's not just -- these are capital-intensive industries that are very relevant to financial market participants' decision-making. That's why you have to separate and start to stop thinking about us as a energy, chemical, defense company. That's not what these companies are. These are companies that produce critical information for decision-making, and we're going to leverage that information into a bunch of customer bases.

And I think we're the first big mover. We've shifted ourselves so you can have -- Bloomberg and Thomson Reuters want (inaudible) the television screens, but you'd much rather be the network pushing the content through, and that's what we are.

Jerre Stead:	And last quick comment on that, because you raised the right question, one of the things Lance and his team have done 14 years is how new that Company is. They stay very current with technology. And they've avoided very successfully competing head-to-head with the Thomson Reuters or the Bloombergs. What they do with all of the products they've built is exactly what we'll do together, only we provide them massive information insight nobody else in the world's got.

So, that was the other thing that was high in my mind, which is how do we make sure we stay out of a head-to-head that we didn't need to get into.

Manav Patnaik:	(Inaudible) have any examples of those IHS content sets?

Lance Uggla:	Yes, of course it does. So, take maritime, because maritime, that's -- if you have Bloomberg terminal, you can get some of the IHS maritime data. Maybe we'll have to shut that off. The fact is, is maritime data, 200,000 ships--.

Jerre Stead:	--That's after the day we closed. (Multiple speakers.)

Lance Uggla:	Oh, yes, I'm sorry. Sorry. 200,000 ships, where you're putting the transponder on 200,000 ships. You know where the ship sits, where it lies, whether it's coming into a port, leaving a port. Think China strategy. We have the world's leading purchasing manager's indices, giving economic indicators for China, and those indicator -- they're bought -- we monetize those to rates in currency traders.

So, why is a transponder on a ship useful to a rates or a currency trader? Because it has an economic impact, where are ships going, what's on it, are they moving faster, slower, is there more going to one area, less going to one area. There's depth of data that, yes, if you're putting all these things in ledgers and phoning people like we might have done in the 1970s and 1980s, not that interesting. And these data sets, Jane's and others, these are data sets created back 200 years ago.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

So, think today, though, with technology and the ability to process multi-layers of data, combined data sets, and produce factors and indices and index overlays. Maritime data, very interesting, probably not the hottest sector in the world right now, but if it can help make a decision on a interest rate or currency, those are big deep markets that are there every day that rely on information to gain an edge, economic and political risk. S&P and Moody's cover 100, 100-plus countries. IHS covers a couple hundred countries. And you think of trending political risk, or economic factors that IHS creates that you might overlay on a credit or equity index to look at what you might want to take in or out of an index.

Manav Patnaik:	Got it. No, that's helpful--.

Lance Uggla:	--These are data sets that are already there. We don't have to create them. But, using them for financial market participants is a really exciting piece. So, financial markets doesn't have to be a capital-intensive industry. It's an industry that uses content from capital interest (ph) -- capital-intensive industries.

Manav Patnaik:	Got it. And so, Lance, I have a question for you similar to Jerre's. So, from an IHS shareholder standpoint, the deal -- maybe financial came as a little surprise, but the deal made sense because you obviously reduced the energy exposures you promised. You de-levered the balance sheet and got synergies. And you got a proven CEO to be your successor in the next year, year and a half.

Jerre Stead:	That's kind of a grand-slam home run.

Manav Patnaik:	It is, correct, from your standpoint. Now, from Markit's standpoint, though, I mean, I guess what I'm trying to get at is was this something that was more recent for you, right? Because I think our impression was Markit would consolidate in the financial space, right?

Lance Uggla:	Right.

Manav Patnaik:	So, was it a question of you had big exchanges coming to the space, you had bigger competitors, you needed to do something dynamic, or where did that come from, from your point of view?

Lance Uggla:	Well, clearly, the sector that I'm operating in, you've got $10 billion to $30 billion market cap, exchanges that don't seem to want to be exchanges anymore. So, if you take NASDAQ, they've gobbled up, or missed gobbling up several financial assets. You've got Deutsche Borse, got STOXX now fully. It also acquired the FX360P (ph). You've got the LSE, who I think listings is maybe 15% or less of their overall business. They're a big index company with connectivity and data doing a whole bunch of things. You still call them an exchange, but all -- they sure look a lot like I look and Markit looks.

And all the exchanges, ICE buying IDC super-derivatives, exchanges don't want to be exchanges. They produce a lot of cash. They're definitely looking to consolidate the sector and scale matters in the sectors we operate in. So, I think that's important.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

And if I look at growth in market long-term, 4% to 6% growth in the content piece of Markit is something that exists year-over-year. We grow that business by producing new indices, new content, further valuations, just growing that division. And we then leverage that into software and data-intensive assets, and then use the relationships we gather out of that to do managed services.

And I felt that that's an area that we can continue to grow, but the key core proposition around content in one move with IHS, we've just shifted right out of that battle zone and said we're happy for you as customers. You can distribute our content. We can do commercial relationships with you. You can distribute our indices. We can put them on your television set. But, this content-providing company now has a growth path from $20 billion to $30 billion to $40 billion to $50 billion of market cap, producing huge free cash flow, producing double-digit, fully diluted earnings growth, compounding 4% to 6% top line revenue growth into the bottom line in an efficient structure with its UK headquarters.

And I think that we've really snookered the market in some way in that we've created this critical information content company that's got just such a runway to grow in a world where the content is actually the most important part. So, I think you maybe call it a fluke that we had that next breakfast that morning, and it happened fast, but I don't think -- we've only -- going to get to spend 45 minutes with you, and hopefully you leave here, and at least it tweaks your mind about information, the Information Age, and the fact that the cloud is going to give us a technology that is already built.

The tools to use with the cloud for storage and analytics, already built. We're not going to build anything. But, unlike our peers and competitors that want to distribute content that are fixated with old APIs and old television sets, here's a company that can leverage content in a really fresh way and expand this addressable market from 50,000 customers to many more.

And I'll just give you one example, universities. A university is a $50,000 to $100,000 customer for IHS market. You don't want to overcharge them. You want to help them with the research. Every university wants content to allow their faculty and students to produce research. But, we -- neither company -- so Harvard, you want credit spreads, you got them. Oxford, you want Jane's data, you've got it. A university in Stockholm wants the maritime data? No problem.

But, what about those tens of thousands of universities that we won't let them have our data because we give our data now in full, big files that they can pull down into their own systems, and then they have to have a legal framework to protect it? So, we won't sell it to any of them. The cloud allows you to store, leave the analytics in the cloud, allow students, academics, researchers to access our data as they'd like in every part of the world. There's no hard distribution costs. The researchers call you. You need to set them up with an inside sales team in multiple languages. We've already got all that set up. But, the technology of the day will allow us to expand our addressable market as a content company unlike any other time in the past. And that's going to be a real pressure on our peers and competitors, and I think another reason why we're so excited.

Jerre Stead:	It's a good one, yes.

Manav Patnaik:	So, I mean, it sounds like you're giving a lot of compelling examples of universities, Bloomberg, maritime, and so forth, and it sounds like a lot of these are already in place. But, none of these seem to be part of that $100 million low-hanging fruit you mentioned, right, meaning they're incremental, right?

IHS and Markit
May 17, 2016
06:10 AM EDT
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Lance Uggla:	Well, the $20 million I think is content from IHS to our index franchise. The products that IHS sells today to financial markets with 25 salespeople will be accelerated substantially with several hundred salespeople covering financial market participants globally. And then, our services leveraged into IHS, that's the $100 million. If you talk about expanding addressable market and using technology, then you have to think of a company in three to five years that operates in the mid-40s margins, right? That's what that company has to look like, grows at 4% to 6% mid-single digit top line, opportunity to accelerate with expanded addressable markets, using technology well that, at a minimum, will give you the cost savings, but will also allow you to sell to broader markets. And we start to build out a really exciting trajectory of growth for the combination.

And we haven't talked a lot about that, because we think getting you to believe the $100 million low-hanging fruit is hard enough.

Manav Patnaik:	So, that $100 million low-hanging, though, like, how quickly should we expect that? Because it sound like everything should be in place--.

Lance Uggla:	--(Inaudible) years--.

Jerre Stead:	--You'll see it in three years.

Manav Patnaik:	But, like, shouting (ph) off Bloomberg, selling to a university in the cloud, that should be more immediate than three years, right?

Jerre Stead:	No, that's an entirely different subset. We're not doing a good job of explaining. Let's start over.

The three things that did the $100 million is what Lance has just talked about. That will go in the next two to three years. When you move to the cloud, as he was describing it, I could give you 20 examples on how that'll come down the road. That's three to five out. That's not--.

Manav Patnaik:	--Okay, fair enough. And then, like, you broke out the $100 million of top line synergies. Can you maybe help us understand the $125 million of cost? Is that also just low-hanging fruit, more to come? Can you just give us some color there?

Jerre Stead:	No, it's a great question.

Lance Uggla:	Well, we think the $125 million is identifiable, achievable. It's the lever. You can pull that lever and expect us to get it, seed (ph) it, or do it faster. So, at a minimum, you should have $125 million in the number. And now, why is that so important? You've got a CEO like Jerre, who's -- seven public companies, huge integration, everybody gives him a tic mark for $125. Hand the $125 million to me who's never done it, is going to bumble around, he'll probably give you $75 million, and it'll take him six, seven years.

So, the fact is, is then Jerre leaves Gen 118 (ph). You've got the bumbling new CEO that can't deliver on cost synergies, and therefore when we come up with the next big content acquisition play, and I say it's $300 million, you're going to go, okay, $75 million for $125 million, so we'll give him $150 million for $300 million, and they're overpaying for that asset. So, to me, if I miss that -- and this was great, because I've been able to sit over here as President and Head of Integration. That's all I'm doing. For 18 months I get paid like I used to get paid, and I get to do a fun new job that I never got to do before. So, I am pretty excited about that, and Jerre will run the Company. I'll report to Jerre. I'll learn everything I can in those 18 months from Jerre. And you know what? By the time I'm hitting there, that $125 million better be in the bag. If it's more than that, you'll probably give Jerre credit for it, and I'll have to just get the $125 million credit. But, the next time we come here, we're not -- we can't make mistakes on that $125 million.

IHS and Markit
May 17, 2016
06:10 AM EDT
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Manav Patnaik:	Fair enough, but how does that $125 million break out in terms of, like, SG&A, data platforms, or whatever else there might be?

Jerre Stead:	We'll give you that detail, again, after we close. It's a little early yet.

Manav Patnaik:	Okay, fair enough.

Jerre Stead:	But, we've identified it down to the nickel, I mean, plus some, as Lance said. Because I would just add to that, I know Lance is going to do that. He'll do it very well. We'll build a great team. We've got the product integration.

What's so important, though, is what he said later, which is we'll be back. I won't be, but he and the team will be, with a bigger acquisition in the future, because this gives us the scale that we can really select. Between the two of us, we've done 102 acquisitions the last 10 years. Probably not most companies could say that, so we're good at doing that. But, now we'll look at continual bigger and bigger acquisitions. That's why Lance said when he comes back at $300 million, which he will, in two to three years, because he's acquired the very large ones that'll complement. You've got to believe him. So, this one's critical.

And in the $125 million, doing it quicker, like you said, and beating it, which he will, is something that will demonstrate to everybody this is phase one of years to come.

Manav Patnaik:	Got it. So then, maybe we switch gears, to your point, in larger M&A and on to capital allocation priorities for the new Company. I think you said you'd do about $1 billion buybacks next year.

Jerre Stead:	For the next two years.

Manav Patnaik:	For the next two years.

Jerre Stead:	And we'll start very quickly after close this year, too.

Lance Uggla:	Plus all the option eon to capital allocation priorities for the new Company. I think you said you'd do about $1 billion buybacks next year.

Jerre Stead:	For the next two years.

Manav Patnaik:	For the next two years.

Jerre Stead:	And we'll start very quickly after close this year, too.

Lance Uggla:	Plus all the option exercise funds. Last year it was about $250 million came through market from option exercise. We'll use that in addition.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

Manav Patnaik:	Oh, in addition, okay. And so, I guess the question is then, for the next two years, we should not expect any big M&A?

Jerre Stead:	That's probably a good way to think about it, because we said back to our (ph) -- next two years (multiple speakers) -- no, no, two. And (inaudible) hopefully in Q3 of this year, hopefully, because then we'll have the stuff integrated. We'll be ready to roll. And there are other larger acquisitions out there. Tell them what I said, if you were in (ph) $50 billion in market cap in five years.

Lance Uggla:	He'd come back. You have to remember, we're both big shareholders--.

Jerre Stead:	--Appear to be half (ph) (inaudible) -- and he'll do it.

Manav Patnaik:	So, in terms of these big acquisitions, so, like -- just so that we're not surprised again down the road that it's not cap-intensive, it's not financial, whatever it might be, are we sticking to what we have now, or are we going to keep adding--

Lance Uggla:	--Buying farms or something agricultural?

Manav Patnaik:	Exactly.

Jerre Stead:	Think about information insight and analytics, so -- because--.

Manav Patnaik:	--Broad-based--.

Jerre Stead:	--And not a conglomerate. But, we're able to do something nobody else has ever been able to do, is being able to provide those three to customers around the world. So, that's the way to think about it, ever gaining of more and more valuable information. It's a great question

Manav Patnaik:	And then, you mentioned customers. So, like, maybe you can help us understand how the customers in each -- in the banks and--.

Jerre Stead:	--Sure, great question--.

Manav Patnaik:	--and energy, how are they reacting to what you guys (inaudible)?

Lance Uggla:	Right. We're very excited, and our teams internally are very excited. But, I'll give you an example. So, I was at Citadel, and sat down with them just recently after the announcement. And what -- for them, what they want is rapid access to (inaudible) to make trading decisions. That's what they want. So, they want it cloud-based, so they love the discussion of the cloud there. Because you have to remember, two years ago, if you brought up Amazon Cloud while sitting with Citadel, they would have laughed you out of the room. How come today, only 24 months later, there's not a single CEO or head a big fund that isn't willing to talk about taking information, or distributing, or storing, or leveraging the cloud?

And so, it's no different at Citadel. Man Group here in London, similar discussions with Manny Roman and Luke Ellis, the COO, Bill Winters, Standard Chartered, big footprint in lending and strategy into Asia. So, the customers are excited because we're going to give them -- and I'm talking those -- we're talking the financial market customers right now -- excited because we're going to give them content to use to do a much better job. And we're going to give it to them in a format and contractual basis that they're used to, and they understand. And that's very important. It's ease of access. It's actually deliberate with the SLAs, et cetera, that we use with those, and it's taken us 14 years to build up those 4,000 relationships.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

Private equity firms, newer customers to market, where we do valuation services for them. But, in this world post-2008, a private equity firm needs compliance tools, portfolio management tools, they need transparency, they need independent pricing. That whole industry is being transformed right now to look more like asset management and hedge funds, more like asset manager apply -- following much higher standards and accounting and regulatory pressures on top of them.

And that's a great opportunity for our combination, because there's no big players in that space. There isn't a Bloomberg or a Thomson Reuters, or a Reed Elsevier, or anybody that dominates in that space. There's a couple of small firm, (inaudible), Houlihan Lokey, those are the types of firms that we're up against. They're good firms, but they're small. They're not significant, and they don't have the broad array of goods and services to put into that set of customers. So, all those are happy customers.

You go to -- we were talking on the weekend about a trip we're going to make into Asia, and I was really quite interested to hear about the corporates and the automotive players in Korea and Taiwan and China that we'd be seeing. But, Jerre was just as interested in Temasek, GIC, Standard Chartered. I said what about Australia? We're first-name basis with the CEOs and strategy people of all the major Aussie banks are big customers of Markit, who are also, guess what, lending into the big resource players needing tools, information.

So, I think it's one of these real exciting marriages that the cross-sell, although a much-overused word in mergers or acquisitions, it's one where getting that right's going to be really important to us. And we don't have to go out in the next few weeks and lay off a whole bunch of excited product and salespeople because we're merging two similar institutions. We get to go out and motivate them towards the new opportunity sets they have.

And our savings come by our footprint and through our administrative functions, which we're going to treat people with a lot of dignity and respect, but the fact is, is those costs have to come out, and they're there. They're completely overlapping, but they're not functions that create the competitive edge or produce the long-term morale within the Company. They support the Company, and the morale of the overall company grows together. So, we have to treat people very well, get through that stage quickly, and then move on to the IHS Markit world and motivate from there.

Manav Patnaik:	That's an interesting point. So, one of the other sort of misconceptions or perceptions that we have that might be incorrect, (inaudible) a cap-intensive financial is, Jerre, you've always hired three levels deep, right, and Lance, you've also hired a lot of senior people from your customers who work for you. So, that -- in terms of the culture clash, if that's the right word for it, so much depth in the organization. Is there enough opportunity to give all those an opportunity? Are we potentially seeing a little bit of a revolving door with -- might get into a little trouble?

Jerre Stead:	Well, I sure don't think so. I think the feedback we've gotten -- we've touched every place in both of our companies with all of our colleagues. We'll be doing two more Thursday. I think that the excitement, and we've measured it, with our entire organization and with Markit is, wow, this is something that's never been done before. I don't think -- it's great, critical question, because we've always built deep. I think it's motivated people to do things they've never done before.

IHS and Markit
May 17, 2016
06:10 AM EDT
Speaker ID:

For sure there are places where, like Lance said, there's overlap, and you only need one, but the other one is going to get a great opportunity someplace else. So, no, I do -- I would look at it as -- and I've done this for a long time -- I would look at it as one of the most positive things I've ever been involved with from the people's view, at this point.

Manav Patnaik:	Got it. So, in the couple minutes that we have left, I guess, is there anything that you feel like either us or the buy side are just not quite getting it? I know we touched on a lot of things, but is there anything--?

Jerre Stead:	--Go ahead. You start, I'll finish, because that's -- you've done a great job with the questions, but--.

Lance Uggla:	--I think the key thing is, is to transition your mindset to content and information in an Information Age. And if you can extract from that the fact that chemicals, defense, energy, oil and gas, OPES (ph), all the assets, CarFax with just keeping track of all those vehicle identification numbers, service histories, all that stuff, that's all content.

If you can think about it as content, and managing a diverse content set on a similar technology, then leveraging that into governments, consumers, corporates, and from that asset managers, hedge funds, online brokers, et cetera, then I think you can see an addressable market that's very large. You can sign up to a fact that this is a company that can continue to grow. It's got 50,000 customers in a world of millions of customers. And I think you can get your mind where Jerre and I have got ours to, which is a long-term growth strategy, a platform that will allow us to take more content on.

And when you look at key critical information across the marketplaces, people are going to think about IHS Markit as being one of those big networks providing the desktops, whether they're Bloomberg's, Thomson Reuters, Charles Schwab, Yahoo, whoever, we've got a critical set of (ph) content that we get to do what we do today and distribute it a lot broader to do more tomorrow. And I think that would be my point.

Jerre Stead:	100% agree, then I'd just wrap up. One of our larger share owners wrote to me and said, Jerre, what you've done with Lance is set up a grand-slam home run. Kidding aside, from a financial standpoint for the next two to three years. Anybody that's got a question, will this work long-term, is going to get a chance during that two to three years of great financial performance to make that decision in the future. That's about as good as you can get.

Manav Patnaik:	All right, great. That makes sense. Thank you both for your time. We appreciate it. Thank you all (ph).

Jerre Stead:	Thank you.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration Statement No. 333-211252) that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, including any new or proposed U.S. Treasury rule changes, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form F-4 that has been filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.